August 6, 2014

VIA EDGAR SUBMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Momenta Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 000-50797

Dear Mr. Rosenberg:

Momenta Pharmaceuticals, Inc. (the “Company”) is pleased to respond to the comment contained in a letter dated July 11, 2014 from Jim B. Rosenberg of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Craig Wheeler, the Company’s President and Chief Executive Officer.  For ease of reference the comment is repeated in italics below and followed by the Company’s response.

COMMENT

Notes to Consolidated Financial Statements

9.  Collaborations and License Agreements, page 93

1.                                      In order to help us understand more fully how your collaborations/license agreements impact your “operating expenses” for each period presented, please provide us a table showing amounts by year and by financial statement line item included in “operating expenses” attributable to transactions arising from these arrangements between you and the other participants and to third-parties.  Please provide separate tables for this information for each of your significant arrangements and in the aggregate for all of your arrangements (i.e. the significant arrangements and all other arrangements).

RESPONSE

We respectfully acknowledge the Staff’s comment.  As requested, the following tables provide amounts by year and by line item included in our consolidated statements of comprehensive (loss) income attributable to transactions arising from our collaborative arrangements, as defined in the Financial Accounting Standards Board’s Accounting Standards Codification Topic 808, Collaborative Arrangements.  We do not have any insignificant collaborative arrangements.

	For the Year Ended December 31, 2013 (in thousands)
	2003 Sandoz Collaboration	2006 Sandoz Collaboration	Baxter Agreement (1)	Total Collaborations
Collaboration revenues:
Product revenue	$16,701	$—	$—	$16,701

Research and development revenue:
Amortization of upfront payments	—	1,128	2,851	3,979
Research and development services and external costs	3,040	715	11,030	14,785
Total research and development revenue	$3,040	$1,843	$13,881	$18,764

Total collaboration revenues	$19,741	$1,843	$13,881	$35,465

Operating expenses:
Research and development expense (2)	$802	$2,525	$22,707	$26,034
General and administrative expense (2)	$—	$511	$493	$1,004
Total operating expenses	$802	$3,036	$23,200	$27,038

	For the Year Ended December 31, 2012 (in thousands)
	2003 Sandoz Collaboration	2006 Sandoz Collaboration	Baxter Agreement (1)	Total Collaborations
Collaboration revenues:
Product revenue	$54,772	$—	$—	$54,772

Research and development revenue:
Amortization of upfront payments	—	2,156	2,913	5,069
Research and development services and external costs	3,851	229	—	4,080
Total research and development revenue	$3,851	$2,385	$2,913	$9,149

Total collaboration revenues	$58,623	$2,385	$2,913	$63,921

Operating expenses:
Research and development expense (2)	$1,562	$3,880	$6,545	$11,987
General and administrative expense (2)	$355	$394	$489	$1,238
Total operating expenses	$1,917	$4,274	$7,034	$13,225

	For the Year Ended December 31, 2011 (in thousands)
	2003 Sandoz Collaboration	2006 Sandoz Collaboration	Total Collaborations
Collaboration revenues:
Product revenue	$270,473	$—	$270,473

Research and development revenue:
Amortization of upfront payments	—	2,150	2,150
Research and development services and external costs	6,388	4,057	10,445
Total research and development revenue	$6,388	$6,207	$12,595

Total collaboration revenues	$276,861	$6,207	$283,068

Operating expenses:
Research and development expense (2)	$2,789	$6,618	$9,407
General and administrative expense (2)	$110	$194	$304
Total operating expenses	$2,899	$6,812	$9,711

(1)         In December 2011, we and Baxter International, Inc., Baxter Healthcare Corporation and Baxter Healthcare SA, collectively, Baxter, entered into a global collaboration and license agreement, or the Baxter Agreement, to develop and commercialize biosimilars. The Baxter Agreement became effective in February 2012.

(2)         The amounts represent external expenditures, including amortization of an intangible asset, and exclude salaries and benefits, share-based compensation, facilities, depreciation and laboratory supplies, as these costs are not directly charged to programs.

* * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to telephone the undersigned at (617) 395-5131 if you have any questions regarding this reponse letter.

Very truly yours,

/s/ Richard P. Shea

Richard P. Shea
Senior Vice President and Chief Financial Officer

675 WEST KENDALL STREET       CAMBRIDGE, MA 02142       T: 617.491.9700       F: 617.621.0431       WWW.MOMENTAPHARMA.COM